UM AUTOCOMP PRIVATE LIMITED

Regd. Office: 806 Devika Towers-6 Nehru Place, New Delhi -110019
Ph: 011 46772287, 41002849
CIN No. U35999DL2016TC304695

[Strictly Private & Confidential]

Date: 23 November 2025

To: Mr. Yogesh Choudhary
Managing Director
TejasCore TechSystems Pvt Ltd or its Affiliates
C25 – C Block Sector 8 Noida, Uttar Pradesh,

Subject: Offer for Acquisition of UM JVs shareholdings [UMJVs] – Alpha Maier Pvt Ltd (51% JV) and Marelli UM electronic Systems Pvt Ltd (39.5%)

1. Introduction and Context

Further to your Non-Binding Offer dated 14 November 2025 for the acquisition of our shareholdings in Alpha Maier Pvt Ltd (51% JV) and Marelli UM electronic Systems Pvt Ltd (39.5%), we acknowledge your interest in pursuing this transaction. After careful consideration of your proposal and discussion with our board and stakeholders, we are pleased to share our revised Offer incorporating our key commercial and operational requirements.

2. Valuation and Consideration

2.1 Valuation Methodology

We acknowledge your proposed valuation methodology based on multiples of EBITDA. However, we propose the following revised structure:

Parameter	Alpha Maier @ 51%	UM Marelli @ 39.5%
CY Dec,2025 EBITDA	8X	12.5X
Add Cash / Cash Equivalent's	Add Cash (A)	Add Cash (A)
Subtract Debt or Debt Like	Minus Debt (B)	Minus Debt (B)
Final Value for Transaction	8X + A - B = C	12.5X + A - B = C

30% Post DD in January Between 20th to 31st January 2026, Control of company with 2 Board seats, also Customer announcements and Daily Management controls to the representatives of Buyer.

- 30% in 30 days for the First Tranche & next 30% within 30 days of the 2nd Tranche. 10% held back at Escrow Account for Post transaction Comprehensive Audit and closure.

Please refer indicative calculation in attached sheet. Table 1: Valuation Parameters – Comparison

2.2 Rationale for Revised Multiples

- Continued operational momentum and growth trajectory
- Improved margins and efficiency gains achieved in 2025
- Strategic value of both entities within the automotive component ecosystem
- Market comparables for similar acquisition multiples in the auto component sector

2.3 Consideration Structure

Total Enterprise Value Calculation:

- Enterprise Value (EV) = [(8 × EBITDA CY Dec, 2025) + (12.5× EBITDA CY Dec, 2025)] / 2
- As of date the EBIDTA of Alfa Maiers is likely to be 18 Crores & UM Marelli is likely to be 48.9 Crores in the CY 2025.
- Less: Net Financial Position (NFP) including all debt, ECBs, and legacy liabilities as defined (all liabilities in the nature of routine business transaction will be excluded)
- Add; extra cash available in the business (mainly in the case of Alpha Maier pvt Ltd) over and above 5% of regular cash requirement in the company
- Equity Value for 100% shareholding = EV – NFP+ Extra Cash.
- As per currently available information this amount is approx. INR 105.25 Cr + and 8.10 Cr+ for cash surplus.
- There will be Rs 10 Cr Bonus as explained below for increasing the stake from 39.5% presently to 49% intended., which will be paid to seller in case they are successful in increasing shareholding to 49% from 39.5%.
- Total Cash Consideration in Escrow B: out of total consideration, ₹10 Crore would be held & kept in escrow (minimum, subject to final audit adjustments)

Bonus

- Seller makes efforts to increase the shareholding to 49% and sell to buyer at pre agreed price, and buyer will put INR10 Cr in escrow account for this purpose as commitment amount as per terms of Escrow A
- However, seller in case increases the shareholding to 50% , the buyer will also offer additional bonus besides the valuation as agreed for 50% equity. The amount would be substantial but would be agreed separately based on other terms of this shareholding increase
- Buyer will also support the seller suitably for increasing shareholding from 49% to 50%.

3.2 Exclusivity and Lock-in Period

We accept your exclusivity requirement with the following modifications:

- **Exclusivity Period:** 90 days from acceptance of our offer
- **Right of First Refusal (ROFR):** As per existing JV agreements, specifically noting the scheduled ROFR exercise date to be mutually decided based on results of efforts towards enhancing seller's equity from 39.5 to 49%

4. Key Conditions and Representations

4.1 Debt-Free, Cash-Free Basis

We confirm the acquisition shall be on a debt-free, cash-free basis with the following clarifications:

Debt Definition includes:

- All interest-bearing financial debt
- Institutional debt and ECBs
- Finance lease liabilities
- Shareholder loans and receivables (subject to settlement before closing) excluding routine business transactions. [any amount more than JV partner's Payables for due dates Plus 30 days]
- Any contingent liabilities related to legacy tax, legal, or product matters

4.2 Representations and Warranties

The Definitive Agreements shall include comprehensive seller representations and warranties with respect to:

- **Financial Accuracy:** All financial statements prepared in accordance with applicable Indian accounting standards
- **Regulatory Compliance:** Full compliance with statutory and regulatory requirements; no pending or threatened proceedings
- **Contracts and Relationships:** All material customer, supplier, and JV partner contracts remain in full force and effect with no material adverse changes
- **Asset Condition:** All plant, machinery, and assets are in good working condition and properly maintained
- **Employment:** All statutory dues, gratuity obligations, and employee-related liabilities are current and properly funded. All key employees to continue
- **Intellectual Property:** All IPRs clearly identified, free from encumbrance, and capable of transfer

5. JV Partner and Stakeholder Requirements

5.1 JV Partner Continuity

Meetings with JV partners (specifically Marelli and other technology partners) shall be scheduled during the due diligence phase to secure:

- Written confirmation of continuity of technology support and licensing arrangements on current terms for minimum 3 years
- Commitment to maintain existing commercial relationship and volume purchase commitments
- Clarity on any change-of-control implications and consent requirements under existing JV agreements
- Confirmation of no material adverse impact on ongoing business operations

6. Payment Terms and Closing Mechanics

6.1 Consideration Payment Structure

- **Escrow Deposit:** There would be two ESCROW accounts.
- A] Bonus and commitment amount of ₹10 Crore to be deposited in jointly managed escrow account upon signing of binding agreements post DD towards Bonus and would be used exclusively for the purpose of purchasing additional 9.5% shares of MUM.
- **Timing:** Deposit within 10 days of binding agreement execution. Tentative date 28th January 2026
- **Release Mechanism:** Once these 9.5% shares would be issued / purchased, the same would be put pledged in the escrow; to be released to buyer upon completion of purchase of UMJVs shares and payment of remaining consideration. If sellers could not arrange 9.5% additional shares on their own, by the time UMJVs

transaction is completed, this escrow amount would be released back to buyers. If for any reason UMJVs transaction is not closed, sellers would reimburse to Escrow this amount to get release of their pledged shares.

B] **Timing:** At closing along with release of remaining consideration amount

- **Release Mechanism:** Upon completion of all closing conditions and transfer of shares escrow amount would be released after 90 days after closing post any closing audit adjustments

6.2 Closing Requirements

Closing of the transaction shall be conditional upon:

- Successful completion of due diligence to buyer's satisfaction
- Receipt and satisfaction of all representations and warranties
- Execution of all required definitive agreements
- Obtaining all necessary regulatory approvals and third-party consents
- Clearance from bankers (if any share pledge is to be lifted)
- Confirmation of no material adverse change in business operations
- Satisfactory resolution of any due diligence findings

6.3 Transition Support

The sellers commit to provide reasonable transition support including:

- Management presence for 30 days post-closing for operational handover
- Cooperation in customer introductions and relationship transfer
- Documentation and knowledge transfer for all systems and processes
- Historical records and information access for 2 years post-closing

7. Due Diligence Scope and Process

7.1 Due Diligence Framework

Due diligence shall cover the following comprehensive areas:

1. **Financial Due Diligence:** Complete review of audited accounts (5-year history), management accounts, GST returns, tax assessments
2. **Legal Due Diligence:** Review of all material contracts, litigation matters, regulatory compliances, and corporate governance
3. **Tax Due Diligence:** Assessment of all tax positions, outstanding demands, transfer pricing documentation, and GST/Income Tax compliance

4. **Environmental, Health & Safety (EHS):** Verification of regulatory compliance, licenses, and absence of environmental liabilities
5. **Labor and HR:** Review of employment contracts, statutory compliance, gratuity and pension obligations
6. **Technical and Commercial:** Operational review, capacity utilization, product quality records, and customer satisfaction metrics

7.2 Data Room and Information Access

- Complete data room access to be provided within 10 days of MOU execution
- Sellers' advisors to be available for Q&A sessions during DD (minimum 2 sessions per week)
- Clarifications to be provided within 3 business days of query submission
- Final report to be shared within 7 days of DD completion

8. Penalties and Exit Provisions

8.1 Buyer Commitment

If the buyer (MANU) backs off from the transaction post-due diligence :

- **Penalty:** 200% of actual due diligence and advisory costs incurred by sellers shall be reimbursed to sellers
- This penalty is in addition to all other remedies available under law

8.2 Seller Commitment

Similarly, If sellers refuse to cooperate in closing the transaction after successful completion of due diligence and receipt of binding offer, the existing penalty clause of 200% of actual DD and advisory costs shall apply (as per your proposal).

9. Financing and Buyer Capability

We acknowledge your statement regarding financial capability. However, we request:

- Written confirmation of committed funding from MANU's internal resources or identified lenders

- In case of external financing, commitment letter from lending institution confirming financing availability by target closing date
- Evidence of financial capability (recent audited financials or bank confirmations) to instill seller confidence
- The same should become part of Binding agreement post DD

10. Binding and Non-Binding Elements

10.1 Binding Clauses (Effective from Acceptance of Counter-Offer)

The following provisions shall be binding upon mutual acceptance:

- Confidentiality obligations (as per Confidentiality Letter dated 12 October 2025)
- Exclusivity for 90 days from acceptance
- Prohibition on parallel negotiations or discussions with other buyers
- Penalty clause (200% of DD costs) for breach of exclusivity or failure to close post-DD
- Dispute resolution mechanism (arbitration in Delhi)
- Governing law (Laws of India)

10.2 Binding Elements

The valuation, transaction structure, and commercial terms remain Binding until execution of Share Purchase Agreements following satisfactory due diligence.

11.2 Arbitration

- **Place of Arbitration:** Delhi, India
- **Number of Arbitrators:** 3 (one appointed by each party; both appoint the third/umpire)
- **Arbitration Rules:** Arbitration and Conciliation Act, 1996
- **Language:** English
- **Governing Law:** Laws of the Republic of India

13. Confidentiality and Publicity

Each party agrees to maintain strict confidentiality regarding this counter-offer and transaction terms. No public announcement or disclosure shall be made without prior written consent of the other party, except as required by:

- Applicable laws and regulations
- Stock exchange requirements
- Court or regulatory authority orders

In such cases, the disclosing party shall provide 5 days' prior notice to the other party.

Contacts and Further Communication

For and on behalf of UM Auto Component Pvt Ltd and Shareholders of UM JVs:

Name	Mr. Sushant Chhabra / Mr. V. K. Chhabra
Designation	Managing Director / Board Member
Address	5th Floor, Anu House, Plot No 149, near Punjab and Sind Bank, Sector 44, Gurugram, Haryana 122003
Email	Rakesh.amboj@umgroup.in
Mobile	+91 9971396551

TejasCore Tech Systems

Name	Mr. Yogesh Choudhary
Designation	Managing Director / Board Member
Address	C25-C Block, Sector 8 Noida Uttar Pradesh India 201304
Email	Yogesh.choudhary@tejascoretechsystems.com
Mobile	+91 9810953339

16. Closing Remarks

We remain committed to pursuing a mutually beneficial transaction that recognizes the intrinsic value of the UM JVs businesses, their growth potential, and the strong operational foundation we have built. This counter-offer reflects our assessment of fair market value while addressing key operational and financial requirements essential for a successful transaction.

We look forward to your response to this counter-offer and to progressing expeditiously towards execution of binding agreements, subject to satisfactory due diligence.

Signature Block:

	For and on behalf of UM Auto Component Pvt Ltd and Shareholders of UM JVs	Acknowledged by MANU ORGANOTECH PRIVATE LIMITED
Name:	Sushant Chhabra	Yogesh Choudhary
Designation:	Managing Director	Director
Date:		
Signature:	[signature]	[signature]